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Exhibit (a)(1)(ix)

KUDELSKI COMMENCES TENDER OFFER TO ACQUIRE OPENTV
FOR US$1.55 PER SHARE IN CASH

17% One-Day Premium Provides Significant Immediate Value
to All OpenTV Shareholders

        Cheseaux, Switzerland—October 5, 2009—The Kudelski Group (SIX: KUD.VX) today announced that its wholly owned subsidiary, Kudelski Interactive Cayman, Ltd., has commenced a tender offer to acquire all outstanding Class A shares of OpenTV Corp. (NASDAQ: OPTV) not owned by Kudelski or its subsidiaries for US$1.55 per share in cash. Kudelski's offer is not conditioned on a minimum number of Class A shares being tendered.

        The offer price provides a meaningful premium to recent trading values of the Class A shares and represents:

  •
  a 17% premium to the closing price of the Class A shares of $1.33 on October 2, 2009, the last trading day prior to the date on which the offer was commenced;

  •
  a 17% premium to the average closing price of the Class A shares from June 4, 2009, the day on which Kudelski withdrew its proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share, up to and including October 2, 2009;

  •
  a 55% premium to the closing price of the Class A shares on February 26, 2009, the last trading day prior to the date of the announcement of Kudelski's proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share; and

  •
  a premium of approximately 42% to the enterprise value implied by the closing price of the Class A shares on October 2, 2009, the last trading day prior to the date on which the offer was commenced and a premium of approximately 190% to the enterprise value implied by the closing price of the Class A shares on February 26, 2009, the last trading day prior to the date of the announcement of Kudelski's proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share.

        Kudelski said its all cash offer provides OpenTV shareholders immediate liquidity at a superior value to OpenTV's future prospects, particularly given OpenTV's current scale and R&D challenges and the significant amount of new investment required for OpenTV to remain competitive as a standalone, publicly-traded company. In addition to delivering fair value to shareholders of OpenTV, Kudelski believes the combination is in the best interest of OpenTV's employees, customers and partners because of Kudelski's commitment to the sustainability of the business and Kudelski's ability to invest in R&D and growth to ensure OpenTV has a strong future in the context of an intensely competitive environment.

        The tender offer and withdrawal rights are scheduled to expire at 5:00 pm New York City time on Friday, November 6, 2009, unless extended. Kudelski and its subsidiaries currently own approximately 13.4% of OpenTV's outstanding Class A shares and 100% of OpenTV's outstanding Class B shares, which together represent approximately 32.3% of the total outstanding shares of OpenTV and 77.2% of the voting power of OpenTV's shares. Kudelski plans to finance the transaction through a credit facility, as well as from available cash held by Kudelski and its subsidiaries. The commencement and consummation of the tender offer does not require the approval or recommendation of the OpenTV board, and Kudelski has not asked the OpenTV board to approve the tender offer.

        Credit Suisse is acting as financial advisor to Kudelski for the tender offer, and Cooley Godward Kronish LLP is acting as legal counsel to Kudelski in connection with the tender offer.

        For more information, visit www.opentvvalue.com.

About The Kudelski Group

        The Kudelski Group (SIX: KUD.VX) is a world leader in digital security and convergent media solutions for the delivery of digital and interactive content. Its technologies are used in a wide range of services and applications requiring access control and rights management to secure the revenue of content owners and service providers for digital television and interactive applications across broadcast, broadband and mobile delivery networks. The Kudelski Group is also a world technology leader in the area of access control and management of people or vehicles to sites and events. It additionally offers professional recorders and high-end Hi-Fi products. The Kudelski Group is headquartered in Cheseaux-sur-Lausanne, Switzerland. Please visit www.nagra.com for more information.

IMPORTANT INFORMATION

        This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. Kudelski will file a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO with the U.S. Securities and Exchange Commission ("SEC") containing an offer to purchase all of the outstanding Class A shares of OpenTV not owned by Kudelski or its subsidiaries for $1.55 per share. The tender offer is being made solely by means of the offer to purchase, and the exhibits to be filed with respect thereto (including the letter of transmittal), which will contain the full terms and conditions of the tender offer. INVESTORS AND SECURITY HOLDERS OF OPENTV ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The complete terms, conditions and other details of the tender offer are contained in materials to be filed with the SEC. Shareholders can access these and other materials related to the tender offer at www.opentvvalue.com.

        This communication contains forward-looking statements that involve certain risks and uncertainties that are difficult to predict. These statements are based on current expectations of Kudelski and its affiliates and currently available information. They are not guarantees of future performance and are based upon assumptions as to future events that may not prove to be accurate.

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Investor contacts:
Santino Rumasuglia
Kudelski Group
+41-21-732-01-24

Amy Bilbija/Bob Marese
MacKenzie Partners
650-798-5206/212-929-5500

Media contacts:
Daniel Herrera (European media)
Kudelski Group
+41-21-732-01-81

Andrew Cole/Diane Henry (US media)
Sard Verbinnen & Co
415-618-8750

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  Exhibit (a)(1)(ix)